[redacted]

14047309

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 4 2014
DIVISION OF TRADING & MARKETS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ministry Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 W. Imperial Highway, Suite 120
(No. and Street)

Brea (City) California (State) 92821 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan B. Reilly (714) 671-5720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchinson and Bloodgood LLP
(Name – *if individual, state last, first, middle name*)

550 N. Brand Blvd., 14th Floor (Address) Glendale (City) CA (State) 91203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

3/18/14

OATH OR AFFIRMATION

I, Susan B. Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ministry Partners Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Susan B. Reilly
Signature

Senior VP, Chief Financial Officer
Title

see attached form

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

NATHANIEL THOMAS HOCKING
Commission # 2055914
Notary Public - California
Orange County
My Comm. Expires Jan 25, 2018

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 21 (Date) day of February (Month), 2014 (Year), by

(1) Susan Reilly

~~(2)~~

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: 12/31/2013 Number of Pages: 3 w/ Jurat

Signer(s) Other Than Named Above: None

HB HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Ministry Partners Securities, LLC
Brea, California

Report on the Financial Statements

We have audited the accompanying balance sheets of Ministry Partners Securities, LLC (the Company) as of December 31, 2013 and 2012, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ministry Partners Securities, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

Glendale, California
February 21, 2014

MINISTRY PARTNERS SECURITIES, LLC

Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash	$ 377,809	$ 426,740
Cash, restricted	54,981	16,706
Property and equipment, net	4,996	6,328
Concessions/commissions receivable	17,563	427
Other assets	1,391	4,747
Total assets	$ 456,740	$ 454,948
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable	$ 89,980	$ 55,943
Accrued compensation	8,832	--
Total liabilities	98,812	55,943
Member's equity		
Common ownership	1,650,000	1,150,000
Accumulated deficit	(1,292,072)	(750,995)
Total member's equity	357,928	399,005
Total liabilities and member's equity	$ 456,740	$ 454,948

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Operations
Years Ended December 31, 2013 and 2012

	2013	2012
Revenue		
Concessions	$ 152,542	$ 12,436
Commissions	22,984	916
Advisory fees	1,448	--
Total revenue	176,974	13,352
Expenses		
Salaries and benefits	382,552	253,928
Marketing and promotion	18,861	7,437
Office occupancy	54,927	32,002
Office operations and other expenses	166,574	164,235
Professional fees	94,337	91,722
Total expenses	717,251	549,324
Loss before provision for income taxes and state fees	(540,277)	(535,972)
Provision for income taxes and state fees	800	800
Net loss	$ (541,077)	$ (536,772)

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Member's Equity
Years Ended December 31, 2013 and 2012

	Common Ownership Amount	Accumulated Deficit	Total
Balance, December 31, 2011	$ 250,000	$ (214,223)	$ 35,777
Capital contributions	900,000	--	900,000
Net loss	--	(536,772)	(536,772)
Balance, December 31, 2012	1,150,000	(750,995)	399,005
Capital contributions	500,000	--	500,000
Net loss	--	(541,077)	(541,077)
Balance, December 31, 2013	$ 1,650,000	$ (1,292,072)	$ 357,928

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (541,077)	$ (536,772)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	1,332	333
Net change in:		
Cash, restricted	(38,275)	(15,014)
Other assets	(13,780)	(5,174)
Accounts payable	42,869	14,608
Net cash used in operating activities	(548,931)	(542,019)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property and equipment	--	(6,661)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Capital contributions	500,000	900,000
Net increase (decrease) in cash	(48,931)	351,320
CASH, beginning	426,740	75,420
CASH, ending	$ 377,809	$ 426,740
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Income taxes paid	$ 800	$ 800

The Notes to Financial Statements are an integral part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Ministry Partners Securities, LLC (the Company) was formed in California as a limited liability company on April 26, 2010. The Company is a wholly-owned subsidiary of Ministry Partners Investment Company, LLC (MPIC). Offices of the Company are located in Brea, California, and Fresno, California.

On March 2, 2011, the Company became a registered broker dealer firm under Section 15 of the Securities Exchange Act of 1934. Effective as of March 2, 2011, the Company's application for membership in the Financial Industry Regulatory Authority (FINRA) was approved. The Company has been formed to provide financing solutions for churches, charitable institutions and faith-based organizations and act as a selling agent for securities offered by such entities. The Company has requested that FINRA approve its request to act as a selling agent for MPIC's Class A Notes offering that will be sold under a registration statement filed with the U.S. Securities and Exchange Commission. The Company will act as a selling agent for MPIC's debt securities and provide securities brokerage services to other credit unions and credit union service organizations and the customers and institutions they serve.

The Company is also a member of the Securities Investor Protection Corporation (SIPC).

In May of 2012, the Company began selling Secured Investment Certificates on behalf of MPIC. On September 24, 2012, the Company received a no objection letter from FINRA, thereby authorizing the Company to act as a selling agent for MPIC's Class A Notes offering that is offered under a registration statement declared effective by the U.S. Securities and Exchange Commission (SEC) on October 11, 2012. In November 2012, the Company also began selling investments in mutual funds. In addition to serving as a selling agent for the MPIC's Class A Notes and other debt securities, the Company will distribute debt securities issued by religious organizations, as well as by business members of credit unions it serves and act as a selling agent in placing mortgage-backed business loans made by credit unions to institutional investors.

In March 2013, the Company entered into a selling agreement with MPIC that enables the firm to sell MPIC's Series 1 Subordinated Capital Notes and 2013 International Notes. On July 11, 2013, the Company executed a new membership agreement with FINRA which authorized it to act on a fully disclosed basis with a clearing firm to expand its brokerage activities. In addition, on July 11, 2013, the State of California granted its approval for the Company to provide registered investment advisory services. Finally, on September 26, 2013, the Company entered into a clearing firm agreement with Royal Bank of Canada Dain Rauscher (RBC Dain), thereby enabling it to open brokerage accounts for its customers. The Company can now offer a broad scope of investment products that enable it to better serve its clients and customers.

In July, 2013, the Company entered into a selling agreement with Curian Capital to provide referral services. The Company earns advisory fees on successfully referred clients.

Basis of Accounting and Revenue Recognition: The accompanying financial statements are presented on the accrual basis of accounting.

For sales of securities, the Company recognizes concession or commission income as of the trade date. Concession income on sales of mutual funds is recognized as of the settlement date.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For purposes of the statement of cash flows, cash equivalents include demand deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company had no cash positions other than demand deposits as of December 31, 2013 and 2012.

Property and Equipment: Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives (five years) of the assets.

Income Taxes: The Company is a limited liability company (LLC) for both federal and state tax purposes. The Company is treated as a partnership for federal and state income tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported in the member's income tax returns. For state purposes, the Company is subject to the State of California's LLC gross receipts fee and the state minimum tax. For the years ended December 31, 2013 and 2012 the Company was only subject to the $800 minimum tax.

Recent Accounting Pronouncements: Accounting Standards Update ("ASU") 2013-12 – *Definition of a Public Business Entity*. This standard amends the Master Glossary of the *FASB Accounting Standards Codification* to include one definition of public business entity for future use in U.S. GAAP. The amendment does not affect existing requirements. That definition will be used by FASB, the Private Company Council (PCC), and the Emerging Issues Task Force (EITF) in specifying the scope of future financial accounting and reporting guidance. Since the Company is considered a public entity under both the old definition and the new definition, this standard will not have an impact on the Company's financial statements.

ASU 2013-11 - *Income Taxes (Topic 740) - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* was issued. This standard provides that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, as similar tax loss, or a tax credit carryforward, except to the extent that a net operation loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. This standard is effective for the Company January 1, 2014. As the tax effects of the Company's income or loss are passed through to the member and reported in the member's income tax returns, this standard will not have an impact on the Company's financial statements.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company has signed an Administrative Services Agreement with MPIC which stipulates that MPIC will provide certain services to the Company. These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services. MPIC has charged the Company for payroll and personnel costs based on actual time spent by MPIC employees on Company matters. Other expenses have been allocated to the Company using an estimate based on the number of employees working on Company matters as a percentage of the total number of employees at MPIC. These expenses are accrued on a monthly basis and paid the following month. As of December 31, 2013 and 2012, the Company carried $81,409 and $50,823, respectively, of these expenses in other liabilities. The total expenses charged to the Company by MPIC were $491,289 and $368,387 for the years ended December 31, 2013 and 2012, respectively.

During the years ended December 31, 2013 and 2012, the Company sold securities issued by MPIC and received concessions for these sales. See Note 7, Securities Sales, for further explanation of these transactions.

The Company's Board of Directors is comprised of five individuals, three of whom are members of the Board of Managers of MPIC. The other two individuals, who do not serve on the MPIC board, consist of the President of MPS and Senior Vice President of Finance/ Chief Financial Officer of MPIC.

NOTE 3. RESTRICTED CASH

Restricted cash consists of funds the Company is required to maintain in a Central Registration Depository (CRD) account with FINRA as well as funds the Company has deposited with RBC DAIN as clearing deposits. The CRD funds may only be used for fees charged by FINRA to maintain the membership status of the Company as well as fees related to registered and associated persons of the Company. At December 31, 2013 and 2012, restricted cash held in the CRD account totaled $4,981 and $16,706, respectively. At December 31, 2013, restricted cash held with RBC Dain totaled $50,000.

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment at December 31 consisted of the following:

	2013	2012
Furniture, fixtures and equipment	$ 6,661	$ 6,661
Less accumulated depreciation	1,665	333
	$ 4,996	$ 6,328

NOTE 5. RESERVE REQUIREMENTS

The Company was exempt from the computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3(k)(2)(i) through September 2013. The Company is now exempt from the computation for Determination of the Reserve Requirements pursuant to rule 15c3-1(k)(2)(ii).

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's net capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.7% of aggregate indebtedness. The minimum capital requirement was the greater of $5,000 or 12.5% of aggregate indebtedness through March 2, 2012. As of December 31, 2013, the Company had net capital of $328,997 which was $322,410 in excess of its required net capital of $6,587. As of December 31, 2012, the Company had net capital of $370,797, which was $365,797 in excess of its required net capital of $5,000.

NOTE 7. SECURITIES SALES

On March 1, 2012, the Company entered into a Placement Agency Agreement with MPIC pursuant to which it agreed to act as MPIC's lead placement agent for an offering of MPIC's 2012 Secured Investment Certificates (the Secured Certificates). The Secured Certificates were offered and sold to qualified investors that meet the requirements of Rule 506 of Regulation D, promulgated by the U.S. Securities and Exchange Commission (SEC). The Secured Certificates were sold with a maturity term of 36, 60 or 84 months, and the Company received selling concessions ranging from 1.2 percent to 2.4 percent on the sale of the Secured Certificates, depending on the term of the debt security purchased. As of December 31, 2013, MPIC is no longer offering its Secured Certificates. During the years ended December 31, 2013 and 2012, MPIC sold $243,000 and $55,000, respectively, of its Secured Certificates in sales transactions in which the Company acted as the selling broker. The Company earned $3,116 and $715, respectively, in brokerage concessions on these sales transactions.

On December 27, 2011, the Company entered into an agreement with Kendrick Pierce & Company Securities, Inc. (KP Securities) pursuant to which KP Securities will serve as a financial advisor to the Company in connection with MPIC's offering and sale of its Secured Certificates. Prior to commencing the offering of the Secured Certificates, KP Securities conducted a financial review of MPIC, including its business and operations, and delivered to the Company a complete due diligence report that was conducted on behalf of the Company as an independent review of MPIC and the Secured Certificates. The KP Securities due diligence review was conducted pursuant to the provisions of FINRA Notice 10-22 which sets forth guidance for broker-dealer firms concerning their obligations and requirements for selling securities in private placements under Regulation D of the Securities Act of 1933. KP Securities received $10,000 in total compensation during the year ended December 31, 2012 for services rendered in connection with its due diligence review.

NOTE 7. SECURITIES SALES (Continued)

Effective as of May 15, 2009, MPIC began offering debt securities in various series and categories which it refers to as its "Class A Notes". The Class A Notes consist of a Fixed Series, Flex Series and Variable Series of debt instruments. Since that date, MPIC has filed various post-effective amendments and registration statements with the SEC to enable it to continue to offer and sell these debt securities. Pursuant to a Registration Statement filed on July 3, 2012 on Form S-1 with the SEC, MPIC sought to register $75,000,000 of its Fixed Series, Flex Series and Variable Series debt instruments (the Class A Notes Offering). The Class A Notes are offered in various categories based upon amounts invested and maturity terms of each series.

After the Company commenced its operations as a broker-dealer firm during the first quarter of 2012, the Company filed documentation with FINRA under FINRA Rule 5110 regarding its intent to serve as a participating broker in the Class A Notes Offering. On September 21, 2012, FINRA issued a no-objections letter, thereby enabling the Company to act as a participating broker in MPIC's Class A Notes Offering. On October 11, 2012, the Registration Statement for MPIC's Class A Notes Offering was declared effective by the SEC and on October 15, 2012, MPIC filed its prospectus for its Class A Notes Offering with the SEC pursuant to Rule 424(b)(3).

During the years ended December 31, 2013 and 2012, the Company acted as a participating selling broker in the sale of $8,527,834 and $1,479,266 of Class A Notes, respectively. Under the terms of the Class A Notes Offering, the Company was paid a selling concession for acting as a participating broker ranging from 1.25% to 5% on the sale of a Fixed Series Note, 5% on the sale of a Flex Series Note and an amount equal to .25% per annum on the average note balance for a Variable Series Note. No concessions are paid on any accrued interest that is added to the principal of a Class A Note pursuant to an interest deferral election made by the investor. For the years ended December 31, 2013 and 2012, the Company earned $122,653 and $11,720, respectively, in sales concessions on the sale of MPIC's Class A Notes.

As the managing broker for the Class A Notes Offering, KP Securities received a concession of .5% on the sale of a Fixed Series Note and Flex Series Note and an amount equal to .25% per annum on the average note balance on a Variable Series Note. When a Class A Note was sold to a renewing investor who was then, or had been within the immediately preceding thirty (30) days, a Class A Noteholder, the concession otherwise payable to KP Securities were reduced by .25% of the total amount of the note sold to a renewing investor. As of January 1, 2014, KP Securities resigned as the managing broker for the Class A Notes Offering. The Company has reached an agreement with MPIC to act as the managing broker of the offering. The Company will be paid concessions for acting in this capacity at the same rates that KP Securities received.

NOTE 7. SECURITIES SALES (Continued)

In March, 2013 the Company entered into an agreement with MPIC to act as a participating selling broker for MPIC's Subordinated Capital Notes as well as its International Notes. During the year ended December 31, 2013, the Company sold $3,935,968 of Subordinated Capital Notes on behalf of MPIC. The Company was paid a selling concession for acting as participating broker ranging from 0.50% to 2.50% on the sale of these notes. The Company earned $26,468 on the sale of Subordinated Capital Notes during the year ended December 31, 2013. During the year ended December 31, 2013, the Company sold $61,092 of International Notes on behalf of MPIC. The Company was paid a selling concession for acting as participating broker of 0.50% on the sale of these notes. The Company earned $305 on the sale of International Notes during the year ended December 31, 2013.

NOTE 8. SUBSEQUENT EVENT

As of January 1, 2014, KP Securities withdrew as a broker-dealer and resigned as the managing broker for the Class A Notes Offering. The Company reached an agreement with MPIC to act as managing broker for the offering. The Company is eligible to receive concessions at the same rate that KP Securities received.

The Company has evaluated subsequent events through February 21, 2014 which is the date the financial statements were issued or the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

MINISTRY PARTNERS SECURITIES, LLC

Schedule I – Revenue, Operating Expense and Operating Loss
Year Ended December 31, 2013

The following presents the schedule of revenue, operating expenses, and operating loss for the year ended December 31, 2013:

Revenue	$ 176,974
Operating Expenses	
Salaries and benefits	382,552
Marketing and promotion	18,861
Office occupancy	54,927
Office operations and other expenses	166,574
Professional fees	94,337
Total Operating Expenses	717,251
Operating loss	$ (540,277)

MINISTRY PARTNERS SECURITIES, LLC

Schedule II – Computation of Net Capital, Pursuant to Rule 15c3-1
December 31, 2013

Computation of Net Capital

Total Equity		$ 357,928
Less: Non-Allowable Assets		28,931
Tentative Net Capital		328,997
Less: Haircuts		--
Net Capital		328,997
Computation of Net Capital Requirement		
(A) Minimum net capital based on aggregate indebtedness (6.7% of aggregate indebtedness)	$ 6,587	
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$ 5,000	
Net Capital requirement (greater of (A) or (B))		6,587
Excess net capital		$ 322,410

At December 31, 2013, Non-Allowable Assets consisted of a CRD account held with FINRA that represented a balance of $4,981, prepaid assets of $1,391, concessions receivable of $17,563, and fixed assets with a net balance of $4,996.

Aggregate Indebtedness	$ 98,812
Ratio of aggregate indebtedness to net capital	.30

Reconciliation to Form X-17A-5

Net Capital as reported on Form X-17A-5 (unaudited)	$ 328,997
Audit adjustments	--
Net Capital per above	$ 328,997

See Independent Auditor's Report.

MINISTRY PARTNERS SECURITIES, LLC

Schedule III – Determination of Reserve Requirement, Pursuant to Rule 15c3-1
December 31, 2013

The Company was exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i) through September 26, 2013. The Company is now exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

MINISTRY PARTNERS SECURITIES, LLC

Schedule IV – Information Relating to Possession or Control Requirements, Pursuant to Rule 15c3-1
December 31, 2013

Through September 26, 2013, the Company was exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision. The Company is now exempt from the Possession and Control requirements according to the provision of Rule 15c3-3(k)(2)(ii)

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimum assessment as provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Ministry Partners Securities, LLC
Brea, California

In planning and performing our audits of the financial statements of Ministry Partners Securities, LLC (the Company), as of December 31, 2013 and 2012 and for the years then ended, in accordance with accounting principles generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 . Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hutchinson and Bloodgood LLP

Glendale, California
February 21, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068628 FINRA DEC
MINISTRY PARTNERS SECURITIES LLC 18*18
915 W IMPERIAL HWY STE 120
BREA CA 92821-3850

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Flude 714-784-7139

2. A. General Assessment (item 2e from page 2) $ 442

B. Less payment made with SIPC-6 filed (exclude interest) (138)

__________ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 304

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 304

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 304

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ministry Partners Securities LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 12 day of February, 20 14.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 176,974
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 176,974
2e. General Assessment @ .0025	$ 442
	(to page 1, line 2.A.)